Postal Code 20549-0405

								October 27, 2004


via facsimile 213-243-2539 and U.S. mail

O. Victor Edelbrock
Chief Executive Officer and President
Edelbrock Corporation
Executive Vice President, Chief Operating Officer
2700 California Street
Torrance, California  90503

Re:  	Edelbrock Corporation

Revised Schedule 13E-3			Revised Preliminary Proxy on
Schedule 14A
Filed October 21, 2004			Filed October 21, 2004
File No. 5-53153				File No. 0-24802

Form 10-K for the period ended
June 30, 2003
Filed September 28, 2003
	File no. 0-24802


Dear Mr. Edelbrock:

	We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule13E-3

General
1. We note your response to our prior comment nos. 1 and 2. Based on your response to our prior comment no. 2, Banc of America Securities provided reports related to the consideration of the transaction during the November 2003, February and March 2004 dates. Please be advised that the outside party producing the report need not determine or recommend the amount of consideration to be paid in order for the report to fall within the scope of Item 1015. See Item 1015(b)(5). With the exception of information otherwise simply publicly available to the parties, expand the disclosure to summarize the information produced by Banc of America. At a minimum, it appears the disclosure should be amended to provide the following information:

(a) General information regarding going private transactions
(b) Analysis of Implied Transaction Statistics at Various Illustrative Purchase Prices
(c) Recent Selected Going Private Transaction Analysis

To the extent all of the subject categories detailed in response to prior comment no. 2 are not summarized, please provide a supplemental explanation as to why such information was otherwise publicly available and accessible to the parties shown the presentation. In addition, the portions of the report relating to the matters summarized should be filed as an exhibit pursuant to Item 1016(c) of Regulation M-A.

Preliminary Proxy Materials

Special Factors, page 19
2. We note your amended disclosure on page 28, relating to the October 14, 2004 offer by the California Investment Fund to acquire all outstanding shares of Edebrock for a per share price in the range of $19.00 to $19.50. Given Mr. Edelbrock`s substantially lower offer of $16.75 to unaffiliated shareholders, advise us on what consideration has been given to qualifying the fairness determinations to make clear that the existing fairness determinations were made prior to receipt of the most recent CIF offer. In addition, explain to us why the filing parties have ostensibly concluded they are not obligated to make an additional substantive fairness determination in view of the recent offer made by CIF.
3. We understand that Mr. Edelbrock has indicated that he is not a seller "at any price" to CIF. Explain to us, with a view toward disclosure, what consideration the board of directors has given to delaying its proposed transaction in view of the most recent offer by CIF. Advise us, with a view toward disclosure, why Mr. Edelbrock`s refusal to sell his shares to a third party "at any price" is consistent with his fiduciary duties to other unaffiliated security holders.

4. Please clarify your reference on page 26 on the special committee`s ability to change or withdraw the recommendation of the merger to Edelbrock`s unaffiliated stockholders and effect a termination of the merger agreement if the special committee determined that the failure to take such action would be reasonably likely to entail a breach of the board of directors` or the special committee`s fiduciary duties. Based on the contractual provisions of your merger agreement, it does not appear that the special committee has the power to effect a termination of the merger. Please revise disclosure to clarify this apparent inconsistency.

The Board of Directors, page 33
5. In a transaction subject to Rule 13e-3 involving an issuer, the issuer, as a filing person on Schedule 13E-3, must provide to the issuer`s unaffiliated security holders its position as to both the procedural and substantive fairness of the transaction. The issuer`s obligation to comply with Rule 13e-3 arises from its engagement as a signatory to the merger agreement and recommendation to vote in favor
of the merger agreement.   The issuer, therefore, is clearly required
under Rule 13e-3(b)(2)(i) to complete, file and disseminate a Schedule 13E-3 in accordance with Rules 13e-3(d), (e) and (f). Item 8 of
Schedule 13E-3 directs that each person filing the Schedule 13E-3 state whether it ". . . reasonably believes that the Rule 13e-3
transaction is fair or unfair to unaffiliated security holders."   The
issuer is required to expressly issue an opinion as to the procedural and substantive fairness of the transaction to the issuer`s unaffiliated shareholders, appear on and sign the Schedule 13E-3. See Question and Answer 5 in Exchange Act Release No. 17719.
6. Please note the staff views officers and directors of the issuer as affiliates when considering whether your current references to public "stockholders" and stockholders "other than Mr. Edelbrock and his affiliates" are sufficiently specific to satisfy the filing parties` disclosure obligations under Item 1014 of Regulation M-A. Unless the affiliates of Mr. Edelbrock are the only affiliates of Edelbrock Corporation, please revise your disclosure to clarify that the referenced fairness determinations are addressed specifically to unaffiliated stockholders within the meaning of our interpretation publicly available in the Current Issues Outline on our website, www.sec.gov.
7. While we recognize the board`s belief that sufficient procedural safeguards exist, revise to explicitly state, if true, that the board believes that the proposed transaction is procedurally fair to the unaffiliated security holders of Edelbrock Corporation.


Accounting comment

Schedule 14A, Amendment No. 2
(As incorporated by reference into the Schedule 13E-3 filing)

Age of Financial Statements and Where Stockholders Can Find More Information, page 77
8. We note your response to our prior comment 9; however, we are unable to locate your revisions in the proxy statement. Please amend the proxy statement to incorporate by reference your June 30, 2004 Annual Report on Form 10-K and to eliminate the references to the outdated filings. We refer you to the updating requirements as set forth in Rule 3-12 of Regulation S-X.

Closing Comments

	Please file an amended Schedule 13E-3 and Schedule 14A in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provide any supplemental information we requested. This comment letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

	Please direct any questions regarding the accounting comments to Beverly Singleton, Staff Accountant, at (202) 942-1912, or in her absence, to Linda Cvrkel, Review Accountant, at (202) 942-1936. For questions on other comments, please contact Johanna Vega Losert, Attorney-Advisor, at (202) 942-2931. You may also reach me at (202) 942-2920.

							Sincerely,


							Nicholas Panos
							Special Counsel
							Office of Mergers and Acquisitions

Cc: 		via facsimile
Sean McAvoy

Esme C. Smith

Jones Day

2882 Sand Hill Road, Suite 240

Menlo Park, California 94025


L. Cvrkel
B. Singleton
J. Losert




Edelbrock Corporation
October 27, 2004
Page 5





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

       DIVISION OF
CORPORATION FINANCE